# HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-6082 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horace Mann Investors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Horace Mann Plaza
(No. and Street)

Springfield (City) | Illinois (State) | 62715-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly A. Johnson | (217) 788-8538
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive, Suite 5500 (Address) | Chicago (City) | Illinois (State) | 60601 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal
Title

OFFICIAL SEAL
KRISTIN CERVELLONE
Notary Public - State of Illinois
My Commission Expires 7/10/2021


Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HORACE MANN INVESTORS, INC.

## Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc.
(the Company) as of December 31, 2019, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1989.

Chicago, Illinois
March 2, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

## HORACE MANN INVESTORS, INC.

### Statement of Financial Condition

### December 31, 2019

**Assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,062,196 |
| Distribution fees receivable | | 144,424 |
| Dividend receivable | | 1,233 |
| Receivable from affiliates | | 41,498 |
| Current state tax receivable | | 71,174 |
| Net deferred tax asset | | 75,854 |
| Total assets | $ | 1,396,379 |

**Liabilities:**

| | | |
|---|---|---:|
| Accrued expenses and other liabilities | | 624,756 |
| Payable to affiliates | | 64,970 |
| Current federal tax payable | | 17,124 |
| Total liabilities | $ | 706,850 |

**Stockholder's equity:**

| | | |
|---|---|---:|
| Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares | | 5,000 |
| Additional paid-in capital | | 110,000 |
| Retained earnings | | 574,529 |
| Total stockholder's equity | | 689,529 |
| Total liabilities and stockholder's equity | $ | 1,396,379 |

See accompanying notes to financial statements.

# HORACE MANN INVESTORS, INC.

Statement of Operations

For the year ended December 31, 2019

| | | |
|---|---|---:|
| **Revenue:** | | |
| Net distribution fees | $ | 1,489,291 |
| Asset-based fees | | 377,607 |
| Net commissions | | 296,981 |
| Administrative service fees from affiliate | | 225,000 |
| Dividend and interest income | | 23,315 |
| Other income | | 2,817 |
| Total Revenue | | 2,415,011 |
| **Expenses:** | | |
| Salaries and other payroll expenses | | 1,443,941 |
| Regulatory fees | | 337,549 |
| Asset-based fee commission expense | | 234,543 |
| Other expenses | | 1,006,279 |
| Total Expenses | | 3,022,312 |
| Loss before income tax benefit | | (607,301) |
| Income tax benefit | | 36,839 |
| Net loss | $ | (570,462) |

See accompanying notes to financial statements.

# HORACE MANN INVESTORS, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2019

|  | | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at December 31, 2018 | $ | 5,000 | 110,000 | 1,894,991 | 2,009,991 |
| Dividend paid to stockholder | | | | (750,000) | (750,000) |
| Net loss | | - | - | (570,462) | (570,462) |
| Balance at December 31, 2019 | $ | 5,000 | 110,000 | 574,529 | 689,529 |

See accompanying notes to financial statements.

4

# HORACE MANN INVESTORS, INC.

## Statement of Cash Flows

### For the year ended December 31, 2019

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (570,462) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in distribution fees receivable | | (7,045) |
| Increase in deferred tax asset | | (16,808) |
| Increase in current tax receivable/payable | | (39,400) |
| Increase in payable to affiliates, net | | 187,072 |
| Increase in accrued expenses and other liabilities | | 354,444 |
| Decrease in commission income receivable | | 4,602 |
| Decrease in dividend receivable | | 1,720 |
| Net cash used in operating activities | | (85,877) |
| | | |
| **Cash flows from financing activities:** | | |
| Dividend paid to stockholder | | (750,000) |
| Net cash used in financing activities | | (750,000) |
| | | |
| Cash and cash equivalents at beginning of year | | 1,898,073 |
| Cash and cash equivalents at end of year | $ | 1,062,196 |
| | | |
| **Supplementary Disclosures of Cash Flow Information:** | | |
| Income Taxes Paid | $ | 19,369 |

See accompanying notes to financial statements.

**HORACE MANN INVESTORS, INC.**
Notes to the Financial Statements
December 31, 2019

**(1)  Description of Business**

Horace Mann Investors, Inc. (Investors or the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors is registered with FINRA as a broker-dealer, for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors' acts as a Registered Investment Advisor, through its registration with the Securities and Exchange Commission (SEC), offering investment advisory and financial planning services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii) exemptions, clearing all transactions on a fully disclosed basis. Investors does not carry customer accounts, hold customer funds or safekeep customer securities.

Investors serves as a distributor of affiliate Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. HMLIC introduced a new annuity series in 2017 which pays fees based upon a level percentage of account value in lieu of paying commissions up front on each deposit. Beginning in 2018, two legacy annuity products were reintroduced which pay upfront commissions. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors is the introducing broker-dealer for Horace Mann Retirement Advantage mutual fund open architecture platform for 403(b)(7) and other defined contribution accounts.

Investors serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts as well as 529 plans through several state sponsored programs. Investors is also the introducing broker-dealer for mutual fund brokerage, with accounts carried by Raymond James Clearing. Investors' investment advisory activity involves offering fee-based mutual fund and exchange-traded fund portfolios through its relationships with Raymond James & Associates, Inc., Envestnet, Inc., and AssetMark Investment Services, Inc.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

**(2)  Significant Accounting Policies**

*(a)      Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

6

*(b)*     ***Revenue Recognition***

Investors recognizes revenue from contracts with customers for the sale or servicing of variable annuities, variable life products, mutual funds and managed accounts as follows:

(a) **Commission Revenues** - Investors receives commission revenue from HMLIC and authorized third-party vendors on the sale of certain variable annuities, variable life products and mutual funds.

- Annuity commission revenues and related expenses are recognized when the signed annuity application and premium is submitted to HMLIC. These revenues and expenses fully offset each other.
- Variable insurance commission revenues and related expenses are recognized when the premium is remitted to the insurance carrier and the policy requirements are met.
- Mutual fund commission revenues and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.
- Trailing commissions from mutual funds and variable annuities are recorded over the period earned. These revenues and related expenses fully offset each except for a small amount of selling agreement business.

Investors acts in an agent capacity and therefore commission revenues are recorded net of the commission expenses paid to registered representatives.

(b) **Asset-Based Fees** - Investors receives asset-based fees on the servicing of managed accounts and certain variable annuities. Investors receives these asset-based fees on a quarterly basis, in advance, including pro-rated quarterly fees on a monthly basis for new accounts. Investors recognizes the asset-based fees during the period in which the revenue is earned. In regards to Retirement Advantage, Investors acts in an agent capacity and therefore fees are recorded net of the asset-based fee expenses paid to registered representatives. These revenue and expenses fully offset each other.

In its relationship with Raymond James, Envestnet and AssetMark, Investors acts in a principal capacity. Investors agrees to provide ongoing customer monitoring and maintain customer relationships. As such, Investors acts in a principal capacity and therefore fees are recorded gross on the income statement.

(c) **Distribution Fees** – Investors receives monthly and quarterly distribution payments of 12b-1 fees. These distribution payments are calculated monthly and quarterly based on the net asset value of the funds. Investors believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The ultimate amount of these fees is dependent upon the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Investors does not believe it can overcome these constraints until the market value of the fund and the investor activity are known, usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Investors acts in an agent capacity and therefore distribution fees are recorded net of distribution fee expenses paid to registered representatives.

(d) **Administrative Service Fees** – Investors receives monthly administrative service fees to cover expenses incurred to satisfy its performance obligations under the distribution agreements with HMLIC and fees are recognized ratably as revenue each month as services are provided.

In general, satisfaction of performance obligations occur on a monthly basis and payment is received in the subsequent month. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are established at a point in time or over time; whether constraints on variable consideration should be applied due to uncertain future events; and in assessing principal versus agent status.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2019:

| Contract Type | Revenue |
|---|---|
| Commissions | |
| Variable life insurance products | 124,143 |
| Mutual Funds | 164,898 |
| Trail Commissions | 7,940 |
| **Total net commissions** | **296,981** |
| Asset based fees | 377,607 |
| Distribution agreements | 1,489,291 |
| Administrative service fees | 225,000 |
| | |
| Commissions and fees | $ 2,388,879 |

The following table presents the opening and closing balances of receivables, contract assets and contract liabilities from contracts with customers:

| As of | Commission Income /Distribution Fee Receivable | Contract Assets | Contract Liabilities |
|---|---|---|---|
| January 1, 2019 | 141,981 | $ - | $ - |
| December 31, 2019 | 144,424 | - | - |
| Change Increase (Decrease) | $ 2,443 | $ - | $ - |

*(c)* ***Cash and Cash Equivalents***
Cash and cash equivalents are comprised of cash and money market demand accounts with original or remaining maturities of three months or less at the time of purchase.

8

*(d)* ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net income as presented in the Statement of Operations.

*(e)* ***Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. For state income tax purposes, Investors is included in unitary filings with other Horace Mann entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and State income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

*(f)* ***Fair Value Measurements***

The Company, in accordance with FASB ASC Topic 820, *Fair Value Measurement*, has an established framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

9

The carrying amount of the assets approximates fair value. The fair value of the financial assets (which consist of cash and cash equivalents) carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

**(3)  Transactions with Related Parties**

Investors has common management and shares office facilities with the Parent and other subsidiaries of the Parent, and is a party to several intercompany service agreements. Under these agreements, Investors paid $2,487,270 for the management, administrative and data processing services, and utilization of personnel in 2019. Of this total, $1,443,941 is included in salaries and other payroll expenses, $337,549 is located in regulatory fees and $705,780 in other expenses on the Statement of Operations. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

Investors pays commissions to its registered representatives via Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors. In 2019, Investors had an outstanding payable to HMSC of $64,970.

In 2019, Investors recognized revenue for the sale and servicing of HMLIC variable annuity contracts. In 2019, Investors had an outstanding receivable from HMLIC of $41,498. Investors also earned $225,000 in administrative services fees from HMLIC.

**(4)  Income Taxes**

Balance sheet accounts related to income taxes were as follows as of December 31, 2019:

| | |
|---|---:|
| Current tax payable | $ (17,124) |
| Current tax receivable | 71,174 |
| Deferred federal tax asset | 37,675 |
| Deferred state tax asset | 38,179 |
| Net income tax asset | $ 129,904 |

The "temporary differences" that give rise to the deferred tax balances at December 31, 2019 were as follows:

| | |
|---|---:|
| Deferred tax assets: | |
| Pension and employee benefits | $ 43,227 |
| Non-deductible accruals | 9,183 |
| State tax, net | 30,161 |
| Total gross deferred tax assets | 82,571 |
| Deferred tax liabilities: | |
| Fixed assets | 6,717 |
| Total gross deferred tax liabilities | 6,717 |
| Net deferred tax asset | $ 75,854 |

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2019, the Company had no available carryforwards or credits.

The components of the income tax benefit for 2019 were as follows:

| | |
|---|---|
| Current | $ (20,031) |
| Deferred | (16,808) |
| Total income tax benefit | $ (36,839) |

Income tax benefit differed from the expected tax computed by applying the federal corporate rate of 21% to income before income tax expense as follows:

| | |
|---|---|
| Expected federal tax on income | $ (127,533) |
| Add tax effects of: | |
| Allocated non-deductible expenses | 66,258 |
| Provision to return adjustment | 142 |
| State tax expense (net) | 24,294 |
| Total income tax benefit | $ (36,839) |

The Company's federal income tax returns for years prior to 2014 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2019, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

**(5) Employee Pension and Postretirement Benefits**

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and three non-qualified retirement plans. Expense allocated by HMSC to Investors in 2019 for the qualified and non-qualified plans total $69,578 and $7,767, respectively, and is included in salaries and other payroll expenses in the Statement of Operations.

Substantially all employees participate in a 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service.

Employees, who were hired prior to 1998, have a vested accrued benefit in a frozen qualified defined benefit plan. Participants' ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts.

11

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

**(6)    Net Capital Requirement**

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2019 Investors' net capital and required net capital were $337,518 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 2.09 to 1.

**(7)    Contingent Liabilities**

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters.

On December 30, 2019, the Company entered into an administrative consent order with the Delaware Investor Protection Unit (IPU) of the Delaware Department of Justice, concluding an investigation covering the sales practices by one of its agents related to the sale of IRAs following the transition of the State of Delaware deferred compensation plans from numerous independent providers to a sole provider. During 2019, the Company accrued $300,000 in accordance with the terms of the administrative consent order based on the IPU's allegation that the Company failed to adequately supervise its agent. The change for this matter is included in other expense in the Statement of Operations.

**(8)    Subsequent Events**

The Company evaluated its December 31, 2019 financial statements for subsequent events through March 2, 2020, the date that the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, other than as follows:
On February 20, 2020, the Company received a $2,000,000 capital contribution from it's Parent.

## HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2019

**Computation of net capital:**

| | | |
|---|---|---|
| Total stockholder's equity from statement of financial condition qualified for net capital | $ | 689,529 |
| Total nonallowable assets: | | |
| Distribution fees receivable | | (144,424) |
| Receivable from affiliates | | (41,498) |
| Current tax receivable | | (71,174) |
| Net deferred tax asset | | (75,854) |
| | | (332,950) |
| Haircut on securities - Money Markets | | (19,061) |
| Net capital | | 337,518 |
| Computation of aggregate indebtedness – Total liabilities | | 706,850 |
| Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000) | | 250,000 |
| Excess net capital | | 87,518 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirements | | 37,518 |
| Ratio of aggregate indebtedness to net capital | | 2.09 to 1 |

Note:    There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2019 filed by Investors in its Amended Form X-17A-5 on February 19, 2020.

See accompanying report of independent registered public accounting firm.

**HORACE MANN INVESTORS, INC.**

Computation Determination of Reserve Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2019 .

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

See accompanying report of independent registered public accounting firm.

**Schedule III**

**HORACE MANN INVESTORS, INC.**

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2019

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Exemption Report

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

### Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.:

We have reviewed management's statements, included in the accompanying Horace Mann Investors, Inc. Exemption Report (the Exemption Report), in which (1) Horace Mann Investors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(i) and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception.
The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*KPMG LLP*

Chicago, Illinois
March 2, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

**Horace Mann Investors, Inc.**
Exemption Report
December 31, 2019

Horace Mann Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

17 C.F.R. § 240.15c3-3(k)(2)(i)  and 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Horace Mann Investors, Inc.

I, Kimberly A. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title:    Financial and Operations Principal

Date:    March 2, 2020

# HORACE MANN INVESTORS, INC.

## SIPC Assessment Reconciliation

### December 31, 2019

(With Independent Auditors' Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31,2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-6082 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horace Mann Investors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Horace Mann Plaza
(No. and Street)

| Springfield | Illinois | 62715-0001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly A. Johnson (217) 788-8538
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 200 E. Randolph Drive, Suite 5500 | Chicago | Illinois | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KRISTIN CERVELLONE
Notary Public - State of Illinois
My Commission Expires 7/10/2021



Signature

Financial and Operations Principal

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

## Report of Independent Registered Public Accounting Firm on
## Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Horace Mann Investors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2.  Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019 of $2,415,011, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019 of $8,530,050, noting a difference of $6,115,039;

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
March 2, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6082 FINRA DEC

HORACE MANN INVESTORS, INC.
1 HORACE MANN PLAZA
SPRINGFIELD, IL 62715-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kris Cervellone 217-788-5719

2. A. General Assessment (item 2e from page 2) $ 2,812.17

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,354.52 )

07-25-2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,457.65

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ ______

H. Overpayment carried forward $( 1,457.65 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Horace Mann Investors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 20 20.

Senior Vice President & Controller
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning  01-01-2019
and ending 12-31-2019

**Eliminate cents**

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)                                      $  8,530,050

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.                              6,655,269

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.                    $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).                    $

        Enter the greater of line (i) or (ii)

        Total deductions                                                                6,655,269

2d. SIPC Net Operating Revenues                                                           $   1,874,781

2e. General Assessment @ .0015                                                           $     2,812.17

(to page 1, line 2.A.)

2

**SIPC 7 revenue prior to deductions reconciliation**

| | **HM's SIPC Assessment:** | | **HMII Audited Statements (GAAP Presentation required)** | | **FOCUS Filing** | |
|---|---|---|---|---|---|---|
| Commission on Variable Annuities: | | | | | | |
| Gross Revenue: | 5,174,202 | A; D | **GAAP Presentation Requirement:** | | Line 4030 Q1 2019 | 1,936,428 |
| Gross Commission Expense: | 5,174,202 | J | | | | |
| Net Commission on sale of Variable Annuities: | 0 | | | | Line 4030 Q2 2019 | 2,100,944 |
| | | | | | | |
| Commission on sale of Variable Life Products: | | | | | Line 4030 Q3 2019 | 2,195,529 |
| Gross Revenue: | 197,454 | A; K | | | | |
| Gross Commission Expense: | 73,311 | F | | | Line 4030 Q4 2019 | 2,297,149 |
| Net Commission on sale of Variable Life Products: | 124,143 | | Net Commissions on Sale of Variable Life Products (Agent): | 124,143  B; C | | |
| | | | | | Total Revenue from FOCUS for SIPC filing: | 8,530,050 |
| Commission on sale of Mutual Funds: | | | | | | |
| Gross Revenue: | 354,068 | A | | | | |
| Gross Commission Expense: | 189,170 | G | | | | |
| Net Commission on sale of Mutual Funds: | 164,898 | | Net Commission on sale of Mutual Funds (Agent): | 164,898  B; C | | |
| | | | | | | |
| Commission on Selling Agreements: | | | | | | |
| Gross Revenue Variable Annuity: | 6,334 | A; D | | | | |
| Gross Revenue Mutual Fund: | 8,889 | A | | | | |
| Gross Commission Expense (Variable Annuity): | 4,966 | J | | | | |
| Gross Commission Expense Mutual Fund: | 2,317 | G | | | | |
| Net Commission on Selling Agreements: | 7,940 | | Net Commission on Selling Agreements (Agent): | 7,940  B; C | | |
| | | | Total Commissions: | 296,981  Sum of B | | |
| Asset-Based fees: | | | | | | |
| Gross Revenue: | 809,655 | A; H | Gross Asset Based Fees (Principal): | 377,607  C; I | | |
| Gross Commission Expense: | 666,591 | | | | | |
| Net Asset-Based fees: | 143,064 | | | | | |
| | | | | | | |
| Distribution Fees: | | | | | | |
| Gross Revenue: | 1,728,316 | A | | | | |
| Gross Commission Expense: | 239,025 | L | | | | |
| Net Distribution Fees: | 1,489,291 | | Net Distribution Fees (Agent): | 1,489,291  C | | |
| | | | | | | |
| Other Income | 2,817 | A | Other Income: | 2,817  C | | |
| | | | | | | |
| Interest Income | 23,315 | A | Interest Income: | 23,315  C | | |
| | | | | | | |
| Administrative Service Fees from Affiliate | 225,000 | A | Administrative Service Fees from Affiliate: | 225,000  C | | |
| | | | | | | |
| Gross Revenue prior to deductions for SIPC filing: | 8,530,050 | Sum of A | Total Revenue: | 2,415,011  Sum of C; E | | |

| | | | |
|---|---|---|---|
| **KPMG difference due to GAAP presentation requirements (net vs. gross):** | 6,115,039 | A-C; E | |
| Commission on Variable Annuity (Agent) | 5,179,168 | J | |
| Commission on Variable Life Products (Agent) | 73,311 | F | |
| Commission on Mutual Funds (Agent) | 191,487 | G | |
| Commission on Asset Based Fees | 432,048 | H-I | |
| Commission on Distribution Fees | 239,025 | L | |
| Remaining difference: | 0 | | |

| **SIPC Assessment Calculation:** | | | **SIPC Assessment Calculation:** | | |
|---|---|---|---|---|---|
| Total Revenues: | 8,530,050 | Above | Total Revenues: | 8,530,050 | Sum of E |
| Deductions: | | | Deductions: | | |
| Variable Annuity Revenue: | 5,180,536 | D | Variable Annuity Revenue: | 5,180,536 | Sum of D |
| Variable Life Revenue: | 197,454 | K | Variable Life Revenue: | 197,454 | K |
| Distribution Fee on Variable Annuity: | 1,277,280 | | Distribution Fee on Variable Annuity: | 1,277,280 | |
| Total Deductions | 6,655,270 | | Total Deductions | 6,655,270 | |
| SIPC Operating Revenues: | 1,874,780 | | SIPC Operating Revenues: | 1,874,780 | |
| General Assessment @ .0015 | 2,812.17 | | General Assessment @ .0015 | 2,812.17 | |

**Conclusion: No difference in SIPC Fee due as a result of presentation differences**     **Conclusion: No difference in SIPC Fee due as a result of presentation differences**